UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

82 - ☐

GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2006 AND 2005

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be companied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

		Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006		Six months ended June 30, 2005
			(Restated note 2 (f))			(Restated note 2 (f))
Mineral sales, net	$	959,062	-	1,364,452	$	-
Cost of sales		738,227	-	1,493,857		-
Amortization and depletion of mineral properties, plant and equipment		316,153	-	369,172		-
		(95,318)	-	(498,577)		-
EXPENSES						
General and administrative (schedule)		1,882,582	294,743	3,592,938		600,637
Mineral property exploration expenditures		848,972	475,136	1,108,673		1,437,516
Directors' fees:						
Incurred		30,000	15,000	60,000		30,000
Stock-based compensation		-	-	306,000		10,496
Management fees		46,200	21,000	92,750		42,000
Amortization of office equipment		15,813	1,075	21,112		2,064
		2,823,567	806,954	5,181,473		2,122,713
LOSS BEFORE UNDERNOTED ITEMS		2,918,885	806,954	5,680,050		2,122,713
Other Items:						
Interest income		(59,106)	3,135	(76,856)		(10,349)
Interest expense		176,908	-	406,930		-
Loss for the period		3,036,687	803,819	6,010,124		2,112,364
Deficit, beginning of the period:						
As previously reported		(12,816,178)	(4,209,358)	(9,842,741)		(2,900,813)
Change in accounting for mineral exploration expenditures (note 2(f))		-	(1,710,243)	-		(1,710,243)
As restated		(12,816,178)	(5,919,601)	(9,842,741)		(4,611,056)
Deficit, end of the period	$	(15,852,865)	(6,723,420)	(15,852,865)	$	(6,723,420)
EARNINGS PER SHARE						
Loss per share, basic and diluted (note 2(n))	$	0.06	0.05	0.11	$	0.12
Weighted average number of outstanding common shares.		52,480,340	17,478,841	52,480,340		17,478,841

See accompanying notes to the interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
		(Restated note 2 (f))		(Restated note 2 (f))
Cash flows used in operating activities:				
Loss for the period	$ (3,036,687)	(803,819)	(6,010,124)	$ (2,112,364)
Items not involving cash:				
Amortization and depletion of mineral properties, plant and equipment	316,153	-	369,172	-
Amortization of office equipment	15,813	1,075	21,112	2,064
Foreign exchange gain on debt	280,886	-	(439,732)	
Stock-based compensation	184,788	14,406	1,484,288	59,498
Shares issued for mineral exploration expenditure	81,000	-	81,000	-
Interest accretion on debt discount	-	-	308,997	-
Interest accretion on convertible note	26,700	-	47,658	-
Changes in non-cash working capital items:				
Amounts receivable	(570,538)	(114,929)	(1,353,141)	(255,336)
Inventory	(213,475)	-	(213,475)	-
Prepaid expenses, deposits and advances	(750,959)	(60,559)	(798,909)	(57,424)
Accounts payable and accrued liabilities	916,564	146,222	797,304	135,929
	(2,749,755)	(817,604)	(5,705,850)	(2,227,633)
Cash flows used in investing activities:				
Mineral properties expenditures	(1,317,521)	(667,049)	(2,033,621)	(667,049)
Invested in short-term investments	(15,450,000)	-	(17,011,600)	-
Proceeds from disposal of short-term investments	1,800,000	1,050,000	4,000,000	1,750,000
Purchase of equipment	(23,318)	(15)	(23,318)	(303)
Repayment of Guanajuato debt	(620,020)	-	(3,424,154)	-
	(15,610,859)	382,936	(18,492,693)	1,082,648
Cash flows from financing activities:				
Due to directors and related parties	-	(54,368)	-	(37,654)
Issuance of shares for cash, net of issue costs	13,867,061	878,832	13,867,061	1,905,957
Proceeds from issuance of convertible note	-	-	2,020,000	-
Proceeds on exercise of warrants	4,169,487	-	5,491,423	-
Proceeds on exercise of options	218,323	-	686,188	-
	18,254,871	824,464	22,064,672	1,868,303
Increase (decrease) in cash and cash equivalents	(105,743)	389,796	(2,133,871)	723,318
Cash and cash equivalents, beginning of the period	1,066,419	506,644	3,094,547	173,122
Cash and cash equivalents, end of the period	$ 960,676	896,440	960,676	$ 896,440

See accompanying notes to the consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

		Three months ended June 30, 2006	Three months ended June 30, 2005		Six months ended June 30, 2006		Six months ended June 30, 2005
Accounting and audit:							
Incurred	$	16,584	7,500		59,155	$	17,250
Stock-based compensation		-	-		92,500		5,766
Bank charges and interest		11,043	(820)		24,258		1,474
Consulting:							
Incurred		305,711	114,887		456,496		182,604
Stock-based compensation		26,500	-		928,000		43,236
Filing Fees		28,546	11,313		59,796		16,843
Foreign exchange		252,920	(68,684)		347,470		(43,638)
General exploration expenses		177,807	119,994		189,081		145,444
Insurance		34,326	-		67,354		-
Investor relations:							
Incurred		522,043	40,897		613,283		84,747
Stock-based compensation		157,788	-		157,788		-
Legal		48,653	26,008		118,610		46,021
Office costs		120,038	7,751		214,102		22,750
Printing		16,642	7,198		28,582		8,793
Rent		42,173	11,759		68,819		20,075
Salaries		-	6,588		-		12,220
Transfer Agent fees		17,134	5,203		23,598		9,359
Travel		104,674	5,149		144,046		27,693
	$	1,882,582	294,743		3,592,938	$	600,637

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended June 30, 2006 and 2005, the Company recorded a loss of approximately $6,010,000 and $2,112,000, respectively, and used cash for operations of approximately $5,706,000 and $2,228,000, respectively. As at June 30, 2006, the Company had an accumulated deficit of approximately $15,853,000 and a positive working capital balance of $16,520,000.

The Management of the Company believes it has adequate funds to meet its obligations for the next twelve months, as they become due. The Company’s ability to continue on as a going concern in the longer term is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V. (acquired February 5, 2004), Metalicos de Durango, S.A. de C.V. (incorporated July 12, 2005) and Minera de Villa Seca, S.A. de C.V. (incorporated October 5, 2005). Significant inter-company balances and transactions are eliminated on consolidation.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of these interim consolidated financial statements is based on accounting principles and practices consistent with those in the preparation of the Company’s annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance Canadian generally accepted accounting principles has been condensed or omitted.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

2.	Significant accounting policies:
(a)	Basis of presentation (continued):

These interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, these unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment of mineral properties, plant and equipment, valuation of amounts receivable, inventory and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the estimated life of mine and mine assets, and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results could differ from these estimates.

(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(d)	Short-term investments:

Short-term investments include investments in marketable securities which are recorded at lower of cost and market.

(e)	Inventory:

Inventory consists of concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production and on allocation of overhead costs.

(f)	Mineral properties, plant and equipment and change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its fourth quarter of 2005. Prior to September 30, 2005, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. This change has been applied retroactively and has reduced the amount previously reported for mineral properties as at June 30, 2005 by $3,147,759, and has increased the deficit as at December 31, 2004 by $1,710,243 to $4,611,056. This change has also increased the loss during the six month period ended June 30, 2005 by $1,437,516 and loss per share by $0.08.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

2.	Significant accounting policies:
(f)	Mineral properties, plant and equipment and change in accounting policy (continued):

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, construction of production facilities and the development of mine infrastructure are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Once commercial production has commenced, these costs are amortized using the units-of-production method based on proven and probable reserves or a straight line basis over the estimated life of the respective mines, if proven and probable reserve estimates are not available. Acquisition and mineral property production facilities for the Topia mines are amortized on a straight line basis over 10 years, the current estimated life of the mines.

If the mineral deposit proves to be uneconomical or otherwise determined to have a value less than its carrying amount, then previously capitalized costs are written down in the period in which such determination is made. Production facilities and equipment are stated at cost and are depreciated using the straight-line or units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to ten years. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

(g)	Office equipment:

Equipment is recorded at cost. Amortization of computer equipment is provided at 30% per annum on the declining balance basis and approximately 3 years on a straight-line basis at a subsidiary operation. Amortization of all other office equipment is provided at 20% per annum on the declining balance basis and 10 years on a straight-line basis at a subsidiary operation.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

2.	Significant accounting policies (continued):
(h)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is thus determined by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss, if any, is based on the excess of the estimated fair value of the asset over its carrying value.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur. This would necessitate a write down for asset impairment.

(i)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the award’s vesting period. The Company has not disclosed the pro forma affect of accounting for 2002 employee grants under the fair value method as these amounts vested in 2002.

(j)	Revenue recognition:

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the ore transfers to the customer, which generally occurs on the date of shipment. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the ore is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

2.	Significant accounting policies (continued):
(k)	Reclamation and remediation:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(l)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items of the Company and its subsidiaries denominated in a foreign currency, are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(m)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

2.	Significant accounting policies (continued):
(n)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The dilutive effect of convertible securities is reflected in diluted loss per share using the if-converted method. Under this method, the convertible securities are assumed to have been converted at the beginning of the period or date of issuance, if later, and related interest expense is added back in determining net loss for the period.

Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants and applying the if-converted method, was anti-dilutive.

3.	Amounts receivable, net:

	June 30, 2006	December 31, 2006
Value added tax recoverable (a)	$2,340,239	$1,118,568
Other	164,023	32,553
	2,504,262	1,151,121
Allowance for doubtful amounts	(150,000)	(150,000)

	$2,354,262	$1,001,121

(a)

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision of $150,000 for any amounts which may not be recoverable.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

4.	Acquisitions:
(a)	Topia Mine Project:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totalling US$2,551,678 as follows:

(i)	US$100,000 (paid) upon registration of the option agreement and expensed as mineral exploration costs;
(ii)

US$150,000 (paid) upon notification to optionor of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 (paid) on the date of the formal signing of the purchase agreement totalling CDN$851,721;

(iii)

three annual payments of US$300,000 (subsequent to June 30, 2006, paid), US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement; and

(iv)

the Company has also agreed to assume the debt currently encumbering the property, totalling US$814,594 upon signing of the purchase agreement. The debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt has been determined by discounting the face value of the US$1,761,493 (CDN$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. The carrying value of this liability is being accreted to its face value over a period of up to three years.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253
$2,319,342
Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937
$2,319,342

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

4.	Acquisitions (continued):

(a) Topia Mine Project (continued):

The Topia is currently operational and is generating revenue and the Company expects the plant to be at full capacity towards the end of fiscal 2006.

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 6).

(b)	Guanajuato Mine Project:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 consisting of staged cash payments totalling US$3,650,000 (paid) to the end of December 31, 2005 and the remaining balance of US$3,600,000 (US$3,237,500 paid) in 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The future payments have been discounted at the Company’s estimated current borrowing rate to the date of acquisition, which net present value equals $3,918,747. The carrying value of this liability is being accreted to its face value over a period of one year.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378
$8,347,163
Consideration given:
Cash and direct costs of acquisition	$4,428,416
Debt	3,918,747
$8,347,163

Although the Guanajuato mines were shut for maintenance and upgrading shortly after the Company’s acquisition, it was put back into production at the end of the second quarter of fiscal 2006. The Company anticipates that the plant will be at full capacity towards the end of the current fiscal year.

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 6).

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

4.	Acquisitions (continued):
(c)	Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totalling US$280,000 (subsequent to June 30, 2006, US$80,000 paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The agreement requires cash payments of Pesos$2,250,000 (CDN$222,300) (paid) upon signing of the purchase agreement and an additional payment of Pesos$5,447,029 (CDN$538,166). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expantion of the plant facilities.

5.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	June 30, 2006	December 31, 2005
Topia Mine (note 4(a)):
Mineral properties	$1,320,489	$1,320,489
Mineral properties (Arcoiris)	257,362	-
Plant and equipment	2,396,847	2,396,847
Buildings and mobile equipment	427,473	319,253
Site preparation	1,078,049	-
	5,480,220	4,036,589
Accumulated depreciation and depletion	(365,163)	-
	5,115,057	4,036,589
Guanajuato Mines (note 4(b)):
Mineral properties	$3,750,000	$3,750,000
Plant and equipment (i)	2,235,444	2,235,444
Buildings and mobile equipment	878,011	811,722
Site preparation (i)	488,599	-
Land (Note 4(d))	2,451,670	1,736,378
	9,803,724	8,533,544
Accumulated depreciation and depletion	(4,009)	-
	9,799,715	8,533,544
Other mineral properties
San Nino	68,542	68,542
KM66 (Note 11(b))	49,203	-
	$15,032,517	$12,638,675

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

5.	Mineral properties, plant and equipment (continued):

(i)

Plant facilities, building and plant rehabilitation expenditures at Guanajuato have not been amortized as the plants were not in service to allow for plant maintenance and upgrading subsequent to their acquisition.

6.	Mineral property exploration expenditures:

The continuity of the expenditures on the mineral properties for six months ending June 30, 2006 is as follows:

(a)	Santo Niño Project:

On February 11, 2004, the Company entered into an option agreement (the “Santo Niño Option Agreement”) which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Niño Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$165,000 as follows:

(i)	US$20,000 (paid) within 10 days of the date of registration at the Mining registry of the option agreement;
(ii)	US$50,000 (US$30,000 paid) in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement; and
(iii)	US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

6.	Mineral property exploration expenditures (continued):
(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the “San Taco Option Agreement”) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totalling US$965,000 as follows:

(i)	US$50,000 (paid) within 30 days of the signing of the option agreement;
(ii)	US$75,000 (paid) by the first anniversary of the date of signing the option agreement;
(iii)	US$100,000 (paid) by the second anniversary of the date of signing the option agreement; and
(iv)	US$740,000 by the third anniversary of the date of signing the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

During the first quarter, the Company elected to discontinue further exploration at the San Taco property and did not make the required payment on February 28, 2006.

(c)	Virimoa Project:

On January 4, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totalling US$300,000 (US$50,000 paid) and 300,000 common shares (150,000 issued), respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

7.	Long-term debt:

(a) Long-term debt:

	June 30, 2006	December 31, 2005
Topia mine acquisition (note 4(a)) carrying value of debt assumed of US$814,594, without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smeltering Royalty or US$25,000 annually, whichever is higher and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008	$909,250	$947,373
Topia mine acquisition (note 4(a)) carrying value of US$946,919, without interest and discounted at an effective interest rate of 26.8% per annum, payable in three annual payments of US$300,000, US$300,000 and US$346,919 in each of the first, second and third year, respectively, commencing 18 months after the date of acquisition on June 30, 2005.	1,056,951	1,101,267
Guanajuato mine acquisition (note 4(b)) carrying value of US$362,500, without interest and discounted at an effective interest rate of 26.8% per annum, payable in two staged payments in 2006	404,623	4,186,800
Fudiciones property acquisition carrying value of 5,447,029 Pesos, without interest and discounted at an effective interest rate of 26.8% per annum, payable in October 2006.	538,166	-
Arcoiris concession acquisition carrying value of US$280,000, without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged over three years.	312,704	-
	3,221,694	6,235,440
Less: unamortized discount	(459,981)	(648,223)
	2,761,713	5,587,217
Current portion	2,174,571	4,841,090
	$587,142	$746,127

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

7.	Long-term debt (continued):

The face value of annual gross principal repayments on long term debt based on management’s future estimates of payments under the Topia Mine Net Smelter Royalty, are as follows:

2006	$1,767,173
2007	955,970
2008	498,551
$3,221,694

(b) Convertible loan note:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’ option at any time. At March 8, 2006, the market price of the Company’s common shares was CDN$1.20 per share. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

8.	Capital stock:
(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

The continuity of the Company’s issued share capital is as follows:

	Number of common shares	Stated value
Balance, December 31, 2005	47,349,431	21,536,440
Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	1,902,250	1,179,395
Exercise of “H” warrants at $0.62 per share	2,032,500	1,260,150
Exercise of “I” warrants at $0.62 per share	137,000	123,300
Exercise of “J” warrants at $0.62 per share	1,238,000	1,114,200
Exercise of agent warrants	785,269	513,015
Exercise of options	1,479,500	686,188
Private placement at $2.00 per unit, net of costs (i)	7,500,000	13,615,562
Issue of shares for property	50,000	81,000
Reclass from contributed surplus on exercise of options	-	289,498
Balance, June 30, 2006	64,653,422	$ 41,750,021

No preferred shares have been issued.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

8.	Capital stock (continued):

(b)	Issued (continued):

(i)

On June 1, 2006, the Company issued by private placement 7,500,000 units at a price of $2.00 per unit (“Unit”) for gross proceeds of $15,000,000 and paid issue costs of $1,384,439. Each Unit comprises one common share and one-half of one transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring October 2, 2006. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Venture Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,000 is recorded as a cost of financing and is included in contributed surplus.

(c)	Contributed surplus:

Stated value
Balance, December 31, 2005	1,638,819
Reclassification to common shares on exercise of options	(289,498)
Stock-based compensation for non-employee awards	1,429,788
Stock-based compensation for employee awards	306,000
Balance, June 30, 2006	$3,085,109

(d)	Stock options and warrants:

The Company, in accordance with the policies of the TSX Venture Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan, options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

	8.	Capital stock (continued):
(d)	Stock options and warrants (continued):

The continuity of common stock options for the six month period ending June 30, 2006 is as follows:

Exercise price	Expiry date	Balance December 31,2005	Granted	Cancelled/ expired	Exercised	Balance June 30, 2006
0.45	February 8, 2009	710,000		-	(70,000)	640,000
0.52	April 5, 2009	60,000		-	(30,000)	30,000
0.45	May 25, 2009	100,000		-	-	100,000
0.45	February 27, 2010	250,000		-	-	250,000
0.45	May 2, 2006	100,000		-	(100,000)	-
0.45	July 11, 2010	100,000		-	-	100,000
0.45	August 30, 2010	125,000		(50,000)	-	75,000
0.45	July 26, 2010	700,000		-	(100,000)	600,000
0.60	September 13, 2006	747,260		-	(717,040)	30,220
0.60	September 29, 2007	125,000		-	-	125,000
0.45	October 4, 2006	416,500		-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	-	1,555,000
0.90	December 31, 2007	-	150,000		(37,500)	112,500
0.90	December 31, 2007	-	200,000		-	200,000
0.90	January 14, 2008	-	400,000		-	400,000
2.65	January 14, 2008	-	400,000		-	400,000
		3,433,760	2,755,000	(100,000)	(1,471,040)	4,617,720
Weighted average exercise price		0.46	1.15	0.68	0.46	0.87

The options exercisable at June 30, 2006 totals 4,567,720 and have a weighted average exercise price of $0.87.

The Company applies the fair value based method of accounting for employee stock options. During the six months ended June 30, 2006, the Company recorded compensation expense for the fair value of employee stock options of $306,000 (2005 - $10,496) for stock options that were granted during the period. The fair value per option was determined using the following assumptions:

	2006	2005
Risk-free interest rate	3.73%	2.96%
Dividend yield	0.0%	0.0%
Expected life	2.0 years	2.0 years
Volatility	73%	63%

The Company applies the fair value based method of accounting for non-employees stock options granted after January 1, 2002. During the six months ended June 30, 2006, the Company recorded compensation expense for the fair value at stock options of $1,178,288 (2005 - $59,498) granted during the period. The fair value per option was determined using the following assumptions:

	2006	2005
Risk-free interest rate	3.97%	3.27%
Dividend paid	0.0%	0.0%
Expected life	3.1 years	3.4 years
Volatility	62%	87%

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

8.	Capital stock (continued):
(e)	Warrants:

For the six months ended June 30, 2006, the Company received a total of $5,597,256 (2005 - $1,905,957) from the exercise of Warrants.

Series	Exercise price	Expiry date	Balance December 31, 2005	Issued	Exercised	Expired	Balance June 30, 2006
Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(1,902,250)	-	2,131,750
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,032,500)	-	115,000
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(137,000)	-	3,966,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(4,400)	-	405,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(1,238,000)	-	6,858,800
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(88,986)	-	647,004
Agent’s Warrants	0.62	Sept. 13, 2006	-	566,770	(524,643)	-	42,127
Agent’s Warrants	0.90	Dec. 20, 2007	-	17,500	-	-	17,500
Series “K” Warrants	2.65	June 1, 2008	-	3,749,998	-	-	3,749,998
Agent’s Warrants	2.00	June 1, 2008	-	479,375	-	-	479,375
			21,882,982	4,813,643	(8,282,951)	-	18,413,674

9.	Related party transactions:

The Company entered into the following transactions with related parties:

(a)

Paid or accrued consulting fees totalling $100,450 (2005 - $82,560) to a company controlled by a director of the Company, $73,591 (2005 - $50,825) to a company controlled by an officer of the Company and $93,800 (2005 - $42,000) to a director of the Company respectively.

(b)	Paid or accrued office rental and administration totalling $51,104 (Q1-05 - $20,815) to a company controlled by a director of the Company.

10.	Financial instruments:
(a)	Fair value:

The carrying value of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities and due to officers and directors approximate their fair value due to the short-term nature of the items. The fair value of long-term debt to third parties approximate their carrying value as their term reflect estimated market terms at June 30, 2006.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and six months ended June 30, 2006 and 2005

10.	Financial instruments (continued):
(b)	Foreign currency and interest rate risk:

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging arrangements of instruments to fix interest rates.

(c)	Concentration of credit risk and business concentrations:

To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

The Company operates in one segment, being the exploration and development of mineral properties. Substantially all mineral properties, plant and equipment and approximately $40,000 of office equipment is located in Mexico. The remaining office equipment is located in Canada.

11.	Subsequent events:
(a)	Subsequent to June 30, 2006, the Company raised gross cash proceeds of $559,970 from the exercise of warrants and options.
(b)

On April 17, 2006, the Company signed a Letter of Intent for an option to acquire a 100% interest in the Km 66 Project (the “Project”) in eastern Durango State, Mexico. Terms of the agreement call for the Company to make 6 staged cash payments and share issuances totalling US$3,000,000 (US$20,000 paid) and 500,000 shares, respectively, over a period of 4 years, to the property owners. If the option is exercised, the vendors will retain a 3% Net Smeltering Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

Subsequent to June 30, 2006, the Company is continuing its due diligence on the Project and expects a formal purchase agreement to be executed in the third quarter.

(c)

On August 11, 2006, the Company entered into a five year agreement with SGS de Mexico, S.A. de C.V. (the “Contractor”) to build and operate the Company’s on-site laboratory. The terms of the contract require the Contractor to provide technical services in the set-up and installation of lab equipment as well as, providing analytical services for exploration samples, grade control samples, metallurgical control samples and shipment samples as required by the Company.

Form 52-109F2

Certification of Interim Filings

I, Robert A. Archer, Chief Executive Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006

Great Panther Resources Limited

“Robert A. Archer”

Robert A. Archer

Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Kaare G. Foy, Chief Financial Officer of Great Panther Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006

Great Panther Resources Limited

“Kaare G. Foy”

Kaare G. Foy

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: September 25, 2006